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[LOGO] Kinross                                                                                     [LOGO] COMPUTERSHARE
       Gold Corporation
                                                                                  Computershare Trust Company of Canada
                                                                                       9th Floor, 100 University Avenue
                                                                                               Toronto, Ontario M5J 2Y1
                                                                                                 wwww.computershare.com




                                                                     SECURITY CLASS

                                                                      HOLDER ACCPUNT NUMBER


                                                                      Please print in ink. Print in CAPITAL letters inside the grey area as shown in this example.

                                                                      -----------------   -----------------   -----
                                                                        A   /  B  /  C      1   /  2  /  3     /X/
                                                                      -----------------   -----------------   -----

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FORM OF PROXY - ANNUAL AND SPECIAL MEETING TO BE HELD ON MAY 10, 2004
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NOTES TO PROXY

1. EVERY HOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OF THEIR CHOICE, WHO NEED NOT BE A HOLDER, TO ATTEND AND ACT ON THEIR
   BEHALF AT THE MEETING. IF YOU WISH TO APPOINT A PERSON OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE
   NAME OF YOUR CHOSEN PROXYHOLDER IN THE SPACE PROVIDED (SEE REVERSE).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

VOTING BY MAIL may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
VOTING BY MAIL OR BY INTERNET are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
RECEIVE DOCUMENTS ELECTRONICALLY - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

  TO VOTE USING THE TELEPHONE               TO VOTE USING THE INTERNET            TO RECEIVE DOCUMENTS ELECTRONICALLY
  (WITHIN CANADA AND U.S.)

  o Call the toll free number listed        o Go to the following web site:       o You can enrol to receive future
    BELOW from a touch tone telephone.        www.computershare.com/ca/proxy        securityholder communications electronically,
    There is NO CHARGE for this call.                                               after you vote using the Internet. If you DON'T
                                                                                    vote online, you can still enrol by visiting
                                                                                    www.computershare.com - click "Investors" and
                                                                                    then "Electronic Shareholder Communications".


YOU WILL NEED TO PROVIDE YOUR HOLDER ACCOUNT NUMBER AND PROXY ACCESS NUMBER LISTED BELOW


IF YOU VOTE BY TELEPHONE OR THE INTERNET, DO NOT MAIL BACK THIS PROXY.
Proxies submitted must be received by 4:30 p.m., Central Time, on May 6, 2004.

THANK YOU

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THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT
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APPOINTMENT OF PROXYHOLDER                                                                                ------------------------
I/WE BEING HOLDER(S) OF KINROSS GOLD CORPORATION HEREBY     OR     Print the name of the person you are
APPOINT:                                                           appointing if this person is someone
John E. Oliver, or failing him Shelley M. Riley                    other than the Chairman of the Meeting.
                                                                                                          ------------------------

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of
Kinross Gold Corporation to be held at the Imperial Room, Royal York Hotel, 100 Front Street West, Toronto, Ontario on May 10, 2004
at 4:30 p.m. and at any adjournment thereof.

1. ELECTION OF DIRECTORS

With respect to the election of the board of directors for the ensuing year;


FOR all nominees:                         /  /


WITHHOLD vote for all nominees:          /  /


2. APPOINTMENT OF AUDITORS

                                                                     FOR  WITHHOLD
Appointment of Deloitte and Touche, LLP, Chartered Accountants       /  /   /  /


RESOLUTIONS

                                                                                   FOR    AGAINST

3. To approve an amendment to the Share Incentive Plan of the Corporation to       /  /    /  /
   increase the number of common shares of the Corporation issuable thereunder from 6,833,333 to 9,833,333 as more fully described in the attached
   Management Information Circular.

4. To approve an amendment to the Restricted Share Plan of the Corporation to increase the number of common shares of the Corporation issuable thereunder from 333,333 to 1,333,333 as more fully described in the attached Management Information Circular.

AUTHORIZED SIGNATURE(S) - SIGN HERE - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

Signature(s)                                                               Date - Day       Month        Year
-----------------------------------------------------                      -----------------------------------------

                                                                                       /            /
-----------------------------------------------------                      -----------------------------------------

INTERIM FINANCIAL STATEMENTS REQUEST
In accordance with securities regulations, shareholders              Mark this box if you would
may elect annually to receive interim financial statements,   /  /   like to receive Quarterly
if they so request. If you wish to receive such mailings,            Financial Statements by mail.
please mark your selection.


ANNUAL REPORTS
As a registered holder you will receive an annual report.            Mark this box if you DO NOT
If you DO NOT want to receive an annual report, please        /  /   want to receive the Annual
mark the box. IF you do not mark the box, you  will                  Report by mail.
continue to receive an annual report.

You can also receive these documents electronically - see reverse for instructions to enroll for electronic delivery.
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